FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

November 12, 2004

LIHIR GOLD LIMITED

Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive office)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED

By:
	Name	Mark Laurie
	Title:	Company Secretary

Date: 12 November 2004

LIHIR GOLD LIMITED	Stock market codes:
Incorporated in Papua New Guinea	ASX – LHG
ARBN 069 803 998	NASDAQ – LIHRY
POMSoX — LHG

Date: 12 November 2004

INVESTOR SITE VISIT

Lihir Gold Limited hosted a visit by investors and analysts to its operations at Lihir Island in Papua New Guinea this week. The visit was aimed at providing increased understanding of Lihir’s operations and demonstrating the progress made on initiatives to improve reliability and efficiency.

Highlights from the site visit and presentations (attached) are:

•	Increased operational robustness underpins confidence that the 600,000 ounces production target will be achieved in 2004.

•	Waste stripping operations in Lienetz are progressing well. This activity, particularly until the end of Q1 2005, is important for 2005 production levels with small, high grade Lienetz benches currently scheduled to be accessed at the end of the year.

•	The upgraded carbon regeneration kiln, expected to progressively raise recovery levels from November, has been commissioned. Gravity separation, to capture free gold, is to be employed to further boost recoveries during 2005.

•	Construction activity on the 30MW geothermal power generation facility, being built to substantially reduce site energy costs, is proceeding according to plan and on track for commissioning in Q2 of 2005. Work investigating a further 20MW is being fast-tracked for a decision as early as possible, likely in Q1 of 2005.

•	Capital expenditure requirements remains in line with previous guidance.

•	A detailed bottom-up review of costs is ongoing and initiatives are being progressively implemented.

•	Investigation of a potential expansion of processing capacity by the addition of a flotation plant is proceeding with encouraging results. The status of the study and potential benefits were outlined during the visit. This work is due to be completed in March.

FOR FURTHER INFORMATION:
Mark Laurie
Manager Corporate, Investor Relations & Company Secretary
Lihir Gold Ltd

Tel: (+675) 986 5604	E-mail: Mark.Laurie@lihir.com.pg	Website: www.lihir.com.pg

LIHIR GOLD INVESTOR PRESENTATION SITE VISIT — NOVEMBER 2004 MINE TOUR

Mine Tour Schedule : #0810 Overview presentation #0830 Training simulator #0845 Dispatch lookout – Minifie view #0900 Minifie Pit – Risk mitigation activities #0945 Lienetz – Bench conditions, depressurisation wells #1015 6MW – Overview Lienetz pit development #1045 6MW North side – lowgrade stockpile, cofferdam, barges #1115 6MW power station inspection and 30MW update ORE BODIES & MINE DEVELOPMENT

Mineralisation linking Kapit and Lienetz orebodies Sea levelMinifie pitLower ore Lienetz high-grade orebody grades in Kapit high-grade orebody 2003/2004+3.5 g/t Au+5.0 g/t Au Production forecast to increase as mining commences in 2005Mining activity to commence 2011

MINING CHALLENGES & STRATEGY #Environment ##Annual rainfall ~4m, below sea level porous structures — dewatering ##Hot rock and geothermal activity – depressurisation, power generation ##Rock competency, soft ground and stability – wall angles, geotechnical and production issues ##Corrosive — maintenance #Focus on mine productivity improvements : • planning systems –short, medium and long term, maintenance • basic processes & systems – drill, blast, loading, hauling, dumping •depressurisation and cooling prior to mining • drainage, road construction and bench conditions – bench sheeting • equipment – reliability, availability and utilisation – drills, shovels, trucks, barges • people – intensive training, simulator4

MINING PERFORMANCEMaterial Movements Ex-Pit 1998 — 2004 50 4044.540.0 3036.436.134.9 31.9Million Tonnes 2027.9100 1 9 9 81 9 9 92 0 0 02 0 0 12 0 0 22 0 0 32 0 0 4 ( F o r e c a s t ) 5

MINE IMPROVEMENT INITIATIVES Examples of cost improvement initiatives Mining #Mining equipment productivity improvements through intensive training using specialists and a training simulator ##Drill collars and drainage controls to reduce redrills ##Blast design optimisation and down-the-hole loading improvements ##Road construction using geotextile, increasing width and drainage ##Tyre life extension through operator training Maintenance ##Upgrade of maintenance planning systems and processes ##Mechanic training and work quality controls #Service interval and component life extension through condition based monitoring and preventative maintenance ##Kidney loop oil cleaning during services ##Air filter cleaning and recycling 6

STRIP RATIOS & DEFERRED WASTE BALANCE STRIP RATIOS (W : LG + HG)DEFERRED WASTE BALANCE Lienetz4.84US$M 69 70 Minifie Deep 3.67 64 60 5159 Kapit 8.59 50 40 as released in July42 30 29 20 -03- 04 — 04 — 04 — 04 — 04 — 04 — 04 — 04 — 04 -04 - 04 -04 Dec Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Pit basisPhase basisUpdate 2004 deferral estimate is now $40m with increased waste movements (=$69m less $29m balance at 1 January 2004)7

PROCESS PLANT TOUR Process Plant Tour Schedule : #1240 View gold pour #1310 Overview presentation, including control room #1340 Pilot flotation circuit, thickener construction, grinding #1400 Autoclave building #1435 Oxygen plant, CIL, carbon kiln #1445 Tailings area

PROCESSING ROUTELihirGoldLimitedFlotationExpansion“feasibilitystudy“HardOre(Sulfide)FromMineSoftOre(Oxide)Water FrontEndFromMineProcessPlantFlowsheetLoaderMilkofLimePAX/A65/A412CycloneR.O.M.StockfileR.O.M.StockfileCl usterKnelsonHardOreSoftOreConcentrator(X2)FixedPebblePebbleCrusherTrampMagnetCon ditioningGrizzlyFeedConveyorFlotationCrusher(2x)TanksWaterCyanideTankCellsCaustic(5x)Pilo tFlotationHardOreSoftOreDumpHopperDumpHopperWaterAcaciaReactorFlocculantRadialFlot.RougherStacker ConcentrateFrontEndBallMillPlantWaterLoaderTopregnantCrushedOresolutiontankRough erStockfileTailingsHopperSizerRock(MMD)SAGMillGravitycircuitGyratoryToBreakerCrusher“Tobeconstructed“NeutralisationTankCrusher DischargeCrushedOreTransferSumpSAGMillFeedConveyorConveyorConveyorGrindingCycloneThickener #2Crushing&ConveyingOreReclaim&GrindingPumpFlocculantPlantWaterPressureOxidationSeaWat erGrindingThickener#1FlocculantPre-OxidationTanksHeatRecovery(3x)VesselVenturiScrubberMill WaterOverflowPumps3xTankToNeutralizationQuenchTankMillWat erToGrindingAutoclaveFeedBoosterPumpsFlashTankThickeningCCD#2AutoclaveFeedAutoclavesPumps(Geho )Flocculant&(3x)CCDAcidicSlurryToPre-OxSeaWaterSteam/O2/QuenchWaterMilkofLimeMillWaterFlot. RougherTailingsCCD#1NaCNBarrenSolutionCarbon-In-LeachCarbonPre-NeutralizationScr eenTankSafetyNeutralizationCyanidationScreenTankTankOxygenPlantCoolingLoadedWate rReturnCarbonWaterCILTanksNaCNPowerPlantCoolingScreenAcidWashWaterReturnNaOHTank s(2x)RegeneratedCarbonPre-SoakSteamPre-SoakTailingsTankSolutionTankCyanideDetoxificationElectrowinning CellsMake-upTanksDisposalFreshCarbonPregnantAcidElutionSolutionTankColumnBarren SolutionTailingsDemineralisedWaterToCILJunctionBoxRinseWaterSteamStripWaterSeaLe velTankFilterPressBullionMeltingFluxFurnacesKilnFeedDeaerationHopperWaterTankTai lingsDischargeDryerLineRegenerationKilnsQuenchTankElectrowinning&SmeltingCarbonS tripping&Regeneration r.d.alviso20/11/029

PROCESSING PERFORMANCE & DEBOTTLENECKING Tonnes MilledAutoclave Operating Time 5.0100% Millions 4.590% 4.0 Additional 3.5 autoclave feed pumps for full year 3.0 and reliability Additional improvements 2.5 autoclave feed pumps 2.040% Pebble 1.5Crushing 30% Autoclave Circuit Pilot Heat 1.020% Flotation Recovery PlantCircuit 0.510% More oxygen -capacity0% 1998199920002001200220032004 (F) 10

PRODUCTION HISTORY & FORECAST 2004 Gold Production 1998 — 2004 (oz) 800,000 625,147 606,310 647,942 607,087600,000 600,000 550,772 519,823 400,000 200,000 01998199920002001200220032004 (F) Ø 2004 target is stretch due to Linde oxygen plant failure in March – loss of ~25,000 ozs Ø Achieved above forecast performance in Q2 and Q3 Ø 2004 target is 600,000 ozs11

PROCESSING STRATEGY
Focus on improvements in processing : RATE• Ore blending, Geho pump installation, second grinding thickener, flocculant optimisation, reduction of heat vessel carryover, grind circuit optimisation• Increased operating time – reliability, shutdown plan execution• Additional oxygen production RELIABILITY• Engineering solutions – eg. CCD bypass, SAG mill excitor motor• Maintenance improvement• Shutdown planning & execution • Predictive maintenance (condition monitoring)• Preventative maintenance • Training and up-skilling workforceRECOVERY • Optimisation of new carbon kiln, gravity circuit, CIL de-bottlenecking. 12

PROCESSING INITIATIVES
Examples of Cost and Revenue improvement initiatives : MAINTENANCE • Reliability improvements (reduced maintenance materials usage)• Reverse engineering of maintenance parts • In-house component re-build• Autoclave heat recovery carryover elimination • Autoclave brick curing time and supplier REAGENTS • CCD washing efficiency lime consumption • Process control improvementsPOWER • Power station fuel meters to optimise engine use • Oxygen plant management 13

Expansion Study – Flotation 14

EXPANSION POTENTIAL – FLOTATION PLANT Investigations completed to date: ####Initial engineering ####Capital expenditure (order of magnitude) ####Suitable ore feed ####Gold recovery acceptable ####Board approval for final investigations to proceed
Further work in progress: ####Confirm final sizing of flotation capacity – 3 Mtpa optimal size at this stage ####Environmental Impact Study – noise, odour ####Engineering design and costing (+/- 10%) ####Metallurgical work to maximise recovery ####Detailed mine planning Work expected to be completed in March 200515

FLOWSHEET – FLOTATION PLANT



FLOTATION EXPANSION CIRCUIT



Crusher 1
Crusher 2
3.5Mtpa
Milling 1
Thickener
Thickened Ore Slurry
3.0Mtpa
Milling 2
Float Circuit
Float Conc.
10t/h Oxygen
72t/h Oxygen
4.5Mtpa
Gold Product
Strip Circuit
CIL Circuit
CCD Wash
Autoclaves
Average 140,000oz pa additional
Current Tailings Line
Proposed Additions
Current Plant

16

FLOTATION PLANT – INDICATIVE CAPITAL Area3 Mt/y Crushing capacity increase1 Additional grinding mill22 Flotation plant7 Additional oxygen plant14 Strip circuit capacity increase4 Other plant & infrastructure 21 Freight8 Other costs & contingency16 Engineering design & project 16 management Total109 Assumptions : § USD : AUD exchange rate 65 cents § Estimate accuracy +/- 25% 17

EXPANSION POTENTIAL If approved, commissioning in Q1 2007 Ø Indicative production increase now up to 140,000 oz per annum on average over first 10 years (3Mtpa) Ø Will reduce overall unit operating costs Ø Increased production on a high fixed cost base Ø Limited marginal costs – few additional employees (25); 18MW energy requirement; no additional G&A other than costs for employees, royalty and refining

www.lihir.com.pg
This presentation contains certain forward-looking statements, including statements regarding (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, and (iv) plans, strategies and objectives of management.Such forward-looking statements are not guarantees of future performance and involve knownand unknown risks, uncertainties and other factors, many of which are beyond the control ofLihir Gold, which may cause actual results to differ materially from those contained in thispresentation. Lihir Gold can give no assurances that the estimates, profiles, capital and plans will notmaterially differ from the statements contained in this presentation. Lihir Gold expressly disclaimsany intention or obligation to update or revise any forward-looking statements, whether as a result ofnew information, events or otherwise.